Mail Stop 3561

May 27, 2010

David F. Smith, Chief Executive Officer
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221

> **Re: National Fuel Gas Company**
> **Form 10-K for the Year Ended September 30, 2009**
> **Filed November 25, 2009**
> **File No. 1-03880**

Dear Mr. Smith:

We have completed our review of your annual report on Form 10-K and related filings, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: K.M. Camiolo
        National Fuel Gas Company
        Via Facsimile